[Perkins Coie LLP Letterhead]

December 13, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 First Street N.E.

Washington, DC 20549

Re:	ZymoGenetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 14, 2005
File No. 000-33489

Dear Mr. Rosenberg:

This letter sets forth the responses of ZymoGenetics, Inc. (the “Company”) to the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”) contained in your letter dated December 1, 2005 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and …, page 38

Comment No. 1

Please tell us where you have provided in the filing the disclosures that we requested in comment 24 of our October 5, 2001 letter about your major research and development projects or provide them to us.

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Response to Comment No. 1

Comment 24 of the October 5, 2001 letter was as follows:

“Consider including the following information in future filings for each of your major research and development projects:

•	The costs incurred to date.

•	The current status and estimated completion date and costs to completion.

•	Any risks and uncertainties associated with completing the projects on schedule and any consequences for failing to do so.

•	A Reconciliation of the total costs incurred for each project to the amount disclosed for research and development in the financial statements.”

The Company’s response was as follows:

“The Company undertakes to consider including this information in future filings with the SEC.”

For subsequent filings on Form 10-K, the Company included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) certain disclosures addressing the cost and timing of its research and development programs. For example, in the Form 10-K for the year ended December 31, 2002, the following text was included in MD&A:

“We expect our research and development and general and administrative expenses to increase in the foreseeable future as we continue to expand our product development activities. We expect that a large percentage of our research and development expenses in 2003 will be incurred in support of our internal product development programs for rFactor XIII, rhThrombin, TACI-Ig and IL-21. It is not unusual for the clinical development of these types of products to take five years or more to complete, and to cost well over $100 million per product

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candidate. The time and cost of completing the clinical development of these product candidates will depend on a number of factors, including the disease or medical condition to be treated, clinical trial design and endpoints, availability of patients to participate in trials and the relative efficacy of the product versus treatments already approved. Due to these many uncertainties, we are unable to estimate the length of time or the costs that will be required to complete the development of these product candidates.”

Substantially similar text was included in MD&A in the Form 10-K for the year ended December 31, 2001.

In the Company’s Form 10-K for the year ended December 31, 2003 and in the 2004 Form 10-K, the following text was included in MD&A:

“The process for taking one of our discoveries to the marketplace is long, complex and very costly. It is difficult to predict the time it will take to commercialize any given product candidate, but it would not be unusual to span ten years or more and cost hundreds of millions of dollars. It is also a business of attrition; it is expected that less than 20% of the proteins entering human clinical trials will actually make it to the marketplace.”

The Company has informed us that it considered including the specific information described in the above referenced comment and concluded that it would either not be possible or appropriate to include some of such information. The Company’s rationale with respect to each of the points raised in the comment was as follows.

•	The costs incurred to date.

The Company does not calculate with precision the total actual cost of each research and development program; to do so would require complex allocations of various overhead cost items. These calculations would be difficult to prepare, and it would require significant additional effort on an ongoing basis to maintain this information at the level of detail necessary to support public disclosure. The

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Company concluded that such information would be of limited value to its shareholders and the added cost of providing the information was not justified.

•	The current status and estimated completion date and costs to completion.

The current status of each research and development program is disclosed in detail in the “Business” description contained in Item 1 of each Form 10-K. The nature of the Company’s business is such that the estimated completion date and costs to completion of any particular research and development program is difficult to predict. The results of clinical trials and FDA interactions typically have a significant impact on future plans for a development candidate. Furthermore, the timeline for completion spans many years into the future. In addition, there are a number of significant risks and uncertainties associated with the Company’s clinical development programs, as described in detail in Item 1 of each Form 10-K. The Company concluded that it would not be practical, or helpful for investors, to make predictions about future timelines or costs to complete its research and development programs in the presence of these substantial risks and uncertainties, and in fact such disclosure could be misleading to investors.

•	Any risks and uncertainties associated with completing the projects on schedule and any consequences for failing to do so.

As noted above, there are a number of risks that could potentially affect the outcome of the Company’s research and development programs. These risks, as well as the potential consequences for the Company, are described in detail in the risk factors discussion in Item 1 of each Form 10-K. In the 2004 Form 10-K, for example, these risks are described under the headings “Any failure or delay in commencing or completing clinical trials for product candidates could severely harm our business,” “Clinical trials may fail to demonstrate the safety and effectiveness of our product candidates, which could prevent or significantly delay their regulatory approval” and “We may be unable to satisfy the rigorous government regulations relating to the development and commercialization of our product candidates.”

Because of these significant risks and uncertainties, the Company does not disclose specific schedules for any program, and instead discloses, when circumstances permit, general targets or expectations for these programs. For example, in Item 1 of the 2004 Form 10-K, the Company stated with respect to its

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rhThrombin program that “[w]e intend to initiate a Phase 3 pivotal study in multiple surgical indications in the second half of 2005 following discussions with the FDA” and stated with respect to its IL-21 program that “[w]e anticipate filing an IND application in late 2005 to test the use of IL-21 in combination with Rituxan and initiating a clinical trial in early 2006.”

•	A reconciliation of the total costs incurred for each project to the amount disclosed for research and development in the financial statements.

As with costs incurred to date, the Company does not calculate total costs by program at the level of detail that would be necessary to support public disclosure. As explained above, the Company concluded that such information would be of limited value to its shareholders and the added cost of providing the information was not justified.

Item 8. Financial Statements and Supplementary Data, page 46

Notes to Financial Statements, page 53

5. Lease Obligations, page 60

Comment No. 2

For each of your agreements that are within the scope of SFAS 68, please tell us where you have provided the disclosures required by paragraph 14 or provide them to us.

Response to Comment No. 2

The Company has entered into joint development agreements with both Novo Nordisk and Serono, pursuant to which the Company and the other party each have certain geographic rights to the subject product candidates. The agreements provide for sharing of research and development activities that are necessary to advance the subject product candidates to various development milestones, providing benefit to each party with respect to its respective geographic territory. In these agreements, each party performs research and development and has agreed to fund a contractually designated portion of a project’s total cost. Periodically there is a reconciliation

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performed in which total research and development costs are computed and then payments are made between the companies such that each company incurs its contractually committed share of the costs. There is no profit component to any of these payments. In addition, Novo Nordisk and Serono have additional requirements to pay the Company milestones and royalties on sales, if applicable. The financial risks are shared throughout the life cycle of the projects. Throughout the terms of the agreements, each party maintains its geographic product rights, and there are no provisions for the Company to reacquire any of the rights of Novo Nordisk or Serono or otherwise repay the costs of the other party.

The Company has informed us that it reviewed the provisions of SFAS 68 in relation to these agreements and concluded that these agreements do not fall within the scope of SFAS 68, as described in paragraph 3 of that statement. SFAS 68 applies to research and development arrangements through which an enterprise can obtain the results of research and development funded partially or entirely by others. Under the Company’s agreements with Novo Nordisk and Serono, there are no provisions by which the Company can acquire any resulting product rights from either partner company.

Although the Company concluded that SFAS 68 does not apply to these agreements, the Company understands that the agreements are material to its financial statements and, thus, has provided substantial disclosure related to each of them. The Novo Nordisk agreement directed to IL-21 is described in the third paragraph of Note 6 to the financial statements contained in Item 8 of the 2004 Form 10-K. The two agreements with Serono are described in Note 10 to these financial statements.

*     *     *

As requested in the Comment Letter, the Company has further informed us that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at 206-359-8448 or Andrew Bor at 206-359-8577.

Very truly yours,

/s/ PATRICK J. DEVINE
Patrick J. Devine

PJD:jd

cc:	ZymoGenetics, Inc.
PricewaterhouseCoopers LLP